Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 14 DATED AUGUST 27, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition;
•	Asset updates.

Asset Acquisition

W422 Controlled Subsidiary – Los Angeles, CA

On August 24, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, W422 (the “W422 Controlled Subsidiary”), for an initial purchase price of approximately $3,055,000, which is the initial stated value of our equity interest in the W422 Controlled Subsidiary (the “W422 Investment”). The W422 Controlled Subsidiary used the proceeds to close on the acquisition of approximately 7,000 square feet of vacant land (the “W422 Property”). The closing of the initial W422 Investment and the W422 Property occurred concurrently. The W422 Investment was financed with an unsecured loan obtained from an affiliate of our Sponsor, with a one year initial term and an interest rate of 3.50% per annum, with interest accruing to maturity. The loan is expected to be repaid with proceeds from our offering of shares. We are currently raising cash on an ongoing basis, and will pay down the unpaid balance of the loan as proceeds are available.

The W422 Controlled Subsidiary is managed by us. Pursuant to the agreements governing the W422 Investment (the “W422 Operative Agreements”), we have full authority for the management of the W422 Controlled Subsidiary, including the W422 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W422 Investment, paid directly by the W422 Controlled Subsidiary.

The W422 Property is a vacant lot located in the 90016 zip code of Los Angeles, CA (the West Jefferson neighborhood). The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The acquisition of the W422 Controlled Subsidiary completes our direct ownership of an entire city block in the West Jefferson neighborhood. We intend to develop the W422 Property in concert with the adjacent properties. Projections for the W422 Property and its adjacent properties can be found in the Asset Update below.

Asset Updates

W420 Controlled Subsidiary – Los Angeles, CA

W421 Controlled Subsidiary – Los Angeles, CA

On July 25, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W421 (the “ W421 Controlled Subsidiary”), for an initial purchase price of approximately $7,325,000, which included the acquisition of one building totaling approximately 11,300 square feet of gross rentable area on an approximately 11,250 square foot lot (the “W421 Property”).  On December 6, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W420 (the “ W420 Controlled Subsidiary”), for an initial purchase price of approximately $7,490,000, which included the acquisition of one building totaling approximately 15,000 square feet of gross rentable area on an approximately 18,750 square foot lot (the “W420 Property”).

As noted above, the acquisition of the W422 Controlled Subsidiary completes our direct ownership of an entire city block in the West Jefferson Corridor of Los Angeles. We intend to redevelop the W421 Property, the W420 Property, and the W422 Property in concert with one another, utilizing scale to achieve the optimal use of each parcel. The initial development plan calls for the W420 Property and W421 Property to be developed for creative office/retail use, with the W422 Property serving as parking.

The following table contains updated performance assumptions and projections for the W421 Controlled Subsidiary, the W420 Controlled Subsidiary, and the W422 Controlled Subsidiary. Individual assumptions and projected returns are presented at the aggregate asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the W420 Property, W421 Property or W422 Property, however, third party financing upon stabilization has been assumed in the return projections below.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W420, W421, W422	8.3% - 10.1%	$4,170,000	$1,287,000	3.0%	3.0%	3.60%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.